From:	Samuel, Sally
To:	"Morrison Warren";
CC:	
Subject:	RE: First Defined Portfolio Fund LLC Comment Letter
Date:	Thursday, November 15, 2007 2:46:56 PM
Attachments:	Tandy Disclosure-General.doc

See language in second paragraph of attached.

-----Original Message-----
From: Morrison Warren [mailto:warren@chapman.com]
Sent: Thursday, November 15, 2007 2:45 PM
To: Samuel, Sally
Cc: Adam Henkel
Subject: Re: First Defined Portfolio Fund LLC Comment Letter

Hi Sally, thank you for reviewing our comment letter. We would be
happy to make the change to our Tandy representation. Could you send
me a copy of the language you would prefer?
On Nov 15, 2007, at 10:47 AM, Adam Henkel wrote:

> Good afternoon:
>
> At the request of Morrison Warren, attached please find a courtesy
> copy of a letter filed today in response to your comments relating
> to First Defined Portfolio Fund LLC. If you have further questions
> or requests, please contact Morrison Warren at 312-845-3484.
>
> Thank you,
> Adam Henkel
>
> <Letter to S Samuel.pdf>
>
> Adam R. Henkel
> Chapman and Cutler LLP
> 111 W. Monroe Street
> Chicago, Illinois 60603
> Phone: (312) 845-3427

> Fax: (312) 516-1427
> E-Mail: henkel@chapman.com
>